Caledonia Mining Announces its Second Quarter 2007 Results

Toronto, Ontario – August 15, 2007:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its second quarter and half year 2007 operating and financial results.

The financial results below are reported in thousands of Canadian dollars, except where otherwise stated.

Financial Highlights

(C$ 000’s)	Q2 2007	Q2 2006	1H 2007	1H 2006
Sales from continuing operations	1,539	(1)	4,858	-
Operating costs	1,963	253	6,358	548
Gross (loss) from continuing operations	(424)	(254)	(1,500)	(548)
Income/(Loss) after tax before discontinued operations	364	(3,397)	(3,545)	(3,784)
Net Income/(loss) for the period after discontinued operations	238	(2,893)	(3,925)	(5,159)
Net Income/(loss) per share before discontinued operations, basic and fully diluted	$0.001	($0.009)	($0.008)	($0.010)

For the quarter ended June 30, 2007 Caledonia reported revenue of $1.54 million from the Blanket gold mine, on sales of 2,922 ounces of gold and a net income, after tax before discontinued operations, of $0.4 million or $0.001 per fully diluted share.  For the half year, Caledonia’s revenue was $4.86 million on sales of 7,274 ounces of gold and a net loss, after tax before discontinued operations, of $3.5 million or $0.008 per fully diluted share.  Cash available at the quarter end totaled $2.1 million.

During the quarter, two sets of warrants of 22,890,000 and 6,998,259 warrants were exercised at a price of $0.15 per share for proceeds, net of commission, of $4,380,233.  These funds will be used for general working capital and the funding of exploration activities at Nama.

Gold production for the quarter was 2,672 ounces and 6,337 ounces for the half year.  Production was affected by the planned shut down of No.4 shaft for refurbishment, which is part of the planned expansion, and the lower than anticipated grades from underground.

Commenting on the results, Stefan Hayden, President and CEO, said “I am pleased to report that the Blanket mine continued operations throughout the quarter, despite the tough operating conditions in Zimbabwe, the cashflow issues faced by other gold producers and the planned expansion.

Production of 2,672 ounces of gold was below the plan due to the lower than anticipated grades from underground, however the metallurgical plant and the Sands plant performed well.  Underground production has since resumed and we are targeting a return to 600 tonnes a day, depending on the reliability of power supply.

Operating conditions continue to remain challenging in Zimbabwe, however if the situation does not deteriorate further, we anticipate completing the shaft expansion by the end of the fourth quarter and making-up a portion of the reduced second quarter production during the second half of the year.

The drilling program at Nama continues, with drill cores currently being assayed.  These results will be evaluated during the third quarter and we anticipate announcing further NI43-101 results by the fourth quarter.  Metallurgical testwork on product specification for a cobalt hydroxide is nearly complete and we hope to announce these results before year-end as well.

Unfortunately we do not have any concrete updates on the sale negotiations of the Barbrook and Eersteling mines, however we do continue to negotiate with a number of interested parties.  Clearly this sale process is taking a long time and we are aiming to conclude a transaction by the end of the third quarter.”

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck                           Jonathan Wright

Caledonia Mining

Buck-bias                             Seymour Pierce

Tel: +27 11 447 2499

Tel: +44 7932 740 452           Tel: +44 20 7107 8000

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.